

December 16, 2011

Via E-mail
Howard Miller
Chief Financial Officer
Ryanair Holdings PLC
c/o Ryanair Limited, Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **Re: Ryanair Holdings PLC**
> **Form 20-F: For the Fiscal Year Ended March 31, 2011**
> **Filed on July 25, 2011**
> **File No. 000-29304**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, Contractual Obligations, page 55

1. As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table.   To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments.   In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company's cash requirements.

Item 9. The Offer and Listing, page 68

2. Please revise to disclose whether the 2009 and 2010 quarterly high and low prices are for the calendar or fiscal quarters.

Note 21. Pensions , page F-44

3. We note that the future salary increase assumption for the Irish and UK plans for 2011 is 2.0% per the table. However, footnote (a) to the table states that future salary increases assumed to be 1.5% until 2012 and 2.00% thereafter in line with the company's expected policy. Please clarify and advise, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joseph Foti at 202-221-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief